BEA 東亞銀行

Our Ref: SHR/03/84

November 11, 2003

03037559

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 19 2003 WASH. D.C. 155 SECTION

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

dlw 11/20

MH/TT/im/397
Encls.

File No. 82-3443

Annex to Letter to the SEC
dated November 11, 2003 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since August 18, 2003 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Scrip Circular in respect of 2003 interim scrip dividend
   Date : August 27, 2003
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

2. Document : Form SC1 Return of Allotments
   Date : September 5, 2003
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Press announcement setting out the basis of allotment of the new shares to be issued under the 2003 interim scrip dividend scheme
   Date : September 8, 2003
   Source of Requirement : HKSE Listing Rules

4. Document : Form SC1 Return of Allotments
   Date : September 18, 2003
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : Form SC5 Particulars of a Contract Relating to Shares
   Date : September 18, 2003
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Form SC1 Return of Allotments
   Date : October 8, 2003
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Form SC1 Return of Allotments
   Date : November 11, 2003
   Source of Requirement : Hong Kong Companies Ordinance

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong.

Non-executive Directors:
Dr. LI Fook-wo
Mr. Alan LI Fook-sum
Dr. The Hon. Simon LI Fook-sean
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong

Dear Shareholder,

27th August, 2003

INTERIM DIVIDEND FOR THE PERIOD ENDED 30TH JUNE, 2003
SHARE OPTION IN LIEU OF CASH DIVIDEND

1. Particulars of the Scrip Dividend Scheme

On 1st August, 2003 your Directors declared an interim dividend of HK$0.23 per share for the six months ended 30th June, 2003 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Thursday, 18th September, 2003 to shareholders whose names were on the Register of Members at the close of business on Wednesday, 27th August, 2003. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 22nd August, 2003.

Shareholders thus have the choice of receiving:

(a) cash of HK$0.23 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 1st September, 2003 to Friday, 5th September, 2003. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 5th September, 2003. The basis of allotment of the New Shares will be published in the press on Monday, 8th September, 2003.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2003, but will rank pari passu in all other respects with the existing shares.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Thursday, 18th September, 2003. No part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the interim dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, **by 4:00 p.m. on Thursday, 11th September, 2003.**

Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing ***by 4:00 p.m. on Thursday, 11th September, 2003.***

If you wish to receive your dividend in cash in respect of the current interim dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend in respect of the current interim dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current interim dividend and all future dividends permanently, you should enter a (√) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. A person receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The shares of the Bank have not been registered under the applicable securities legislation of either the United States of America or Canada and therefore may not be allotted by way of scrip dividend to any shareholder whose registered address is in the United States of America or any of its territories or possessions, or in Canada and any such shareholder will receive the 2003 interim dividend wholly in cash.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

香港聯合交易所有限公司對本函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

註冊辦事處：
香港
德輔道中十號

執行董事：
李國寶博士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

非執行董事：
李福和博士
李福深先生
李福善博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生

敬啟者：

截至2003年6月30日止期內的中期股息以股份代替現金的選擇

一、 股息派發詳情

本銀行董事會於2003年8月1日宣布派發截至2003年6月30日止6個月的中期股息每股港幣2角3仙，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2003年9月18日星期四派發予2003年8月27日星期三辦公時間結束時已登記在股東名冊上的股東。是次參予以股代息計劃的最後接受辦理股份過戶登記日期為2003年8月22日。

股東因此可選擇收取下列任何一項：
(甲) 每股港幣2角3仙現金；或
(乙) 每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙) 部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本銀行現有股份在香港聯合交易所有限公司(「聯交所」)於2003年9月1日星期一至9月5日星期五的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2003年9月5日聯交所收市後方能確定。發給新股的計算基準將於2003年9月8日星期一在報章公布。

上述(乙)與(丙)項選擇下的新股的零碎股份將不予配發，而有關利益將歸本銀行所有。所發行的新股除不能享有截至2003年6月30日止6個月所宣布派發的中期股息外，將與本銀行現有股份享有同等權益。

二、 以股代息計劃之條件

是項以股代息計劃須待聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

三、 寄發股票及新股報價上市

本銀行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2003年9月18日星期四以平郵寄予股東，如有郵誤，由收件股東承擔責任。本銀行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。

四、 中央結算及交收系統(「中央結算系統」)

本銀行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本銀行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、 選擇表格

本銀行現隨函附上一份選擇表格*(見附註)*，以便股東就中期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，於**2003年9月11日星期四下午4時前**交回並送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司。

*附註： 凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請於**2003年9月11日星期四下午4時前**以書面通知標準証券登記有限公司。*

閣下如欲就今次中期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次中期股息收取新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次中期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(√)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、 香港以外地區的股東

凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在選收新股以代替現金股息之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及(或)選擇表格的股東，除非當地法律允許本銀行發出此項邀請而無須辦理登記或其他法律手續，否則概不得將上述函件及(或)表格作為選收新股之邀請論。

本銀行的股份並未有根據美國或加拿大證券法例辦理登記手續，因此不能向註冊地址為美國及其領土或屬土或加拿大的人士發出選收新股以代替現金股息的邀請。該等股東將全部以現金收取2003年度中期股息。

此致

列位股東 台照

公司秘書

何金蘭 謹啟

2003年8月27日

Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

01	08	2003	To 至	29	08	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$1,312,500.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$6,055,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,631,916,100.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	-275,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$3,657,500.00
Ordinary	-250,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$2,397,500.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-525,000-		
	Total Shares Allotted by Class 各類別股份分配總額	-525,000-		

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : - 5 SEP 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

INTERIM DIVIDEND FOR THE PERIOD ENDED 30TH JUNE, 2003

The scrip entitlements under the 2003 Interim Scrip Dividend would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 1st September, 2003 to Friday, 5th September, 2003 (both days inclusive) which was HK$19.28.

In our circular letter to shareholders dated 27th August, 2003, it was announced that the Directors had declared an interim dividend for the six months ended 30th June, 2003 in cash at HK$0.23 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 1st September, 2003 to Friday, 5th September, 2003 (both days inclusive) which was HK$19.28. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Thursday, 11th September, 2003 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{0.23}{19.28}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the interim dividend in respect of the six months ended 30th June, 2003, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the interim dividend will be despatched to shareholders by ordinary mail at their own risk on Thursday, 18th September, 2003.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 5th September, 2003

Companies Registry
公 司 註 冊 處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

SEC MAIL RECEIVED PROCESSING SECTION NOV 19 2003 WASH. D.C. 155

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	09	2003	To 至	18	09	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$11,680,212.50

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$26,711,550.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配) $ HK$3,643,596,312.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-585,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$7,780,500.00
Ordinary	-875,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$8,391,250.00
Ordinary	-755,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$10,539,800.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Ordinary	2,457,085	$2.50	$2.50	Nil	Nil

Consideration for which the Shares have been Allotted 分配上述股份的代價

See the attached Appendix

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-2,215,000-		
See the attached CD-ROM		-2,457,085-		
	Total Shares Allotted by Class 各類股份分配總額	-4,672,085-		

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : 18 SEP 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

Company No.255

Appendix

Form SC1

6. Consideration for which the Shares have been Allotted

A sum of HK$6,142,712.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,457,085 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 27th August, 2003 who had validly elected to receive new shares in lieu of cash dividend of HK$0.23 per share.

Signed ________ (Secretary)

Companies Registry
公 司 註 冊 處

Form 表格 **SC5**

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號: 255

SEC MAIL PROCESSING
RECEIVED
NOV 1 9 2003
WASH, D.C. 155 SECTION

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Number of shares allotted as fully or partly paid up otherwise than in cash 以非現金繳付全部或部分股款而分配的股份數目	2,457,085
3 Class of shares 股份類別	Ordinary
4 Nominal amount of each share 每股的面額	$2.50
5 Amount to be considered as paid up on each share otherwise than in cash 每股被視爲以非現金繳付股款的款額	$2.50
6 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	Capitalisation issue – 2,457,085 shares allotted under scrip dividend scheme. Please refer to the attached Appendix for the nature of consideration.

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

7 **If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :**
如作出的分配是爲了清償或部分清償財產的買價，請述明該項財產以及提供清償買價的方式的詳情：

(1) Brief description of property
財產的簡述

—

(2) Purchase price
買價

(a) Total amount of consideration as paid on ____________ shares allotted otherwise than in cash
以非現金繳付股款而分配的 ____________ 股所付代價的總款額

$ —

(b) Cash
現金

$ —

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)
購買人所解除的債項或所承擔的債務的款額(包括按揭；有關所收購財產的債項或債務)

$ —

Total purchase price
總買價

$ —

8 **Breakdown of the total purchase price of the property which is the subject of the sale :**
有關所售賣的財產的總買價的細目分類：

(1) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)
永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(2) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)
批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(3) Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)
批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）

$ —

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

(4)	Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(5)	Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產（不包括在出售日期並非處於實際分割狀態的工業裝置及機械）	$ —
(6)	Goodwill and benefit of contracts 商譽及合約的利益	$ —
(7)	Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$ —
(8)	Book and other debts 帳面債項及其他債項	$ —
(9)	Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$ —
(10)	Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$ —
(11)	Shares, debentures and other investments 股份、債權證及其他投資	$ —
(12)	Other property, viz. ______ 其他財產，即 ______	$ —
	Total Purchase Price 總買價	$ —

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan)   Date 日期 : 18 SEP 2003

~~Director 董事~~／Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Company No.255

Appendix

Form SC5

6. A sum of HK$6,142,712.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 2,457,085 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 27th August, 2003 who had validly elected to receive new shares in lieu of cash dividend of HK$0.23 per share.

Signed ________ (Secretary)

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

SEC MAIL PROCESSING RECEIVED NOV 19 2003 WASH, D.C. 155 SECTION

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
19	09	2003	To 至	30	09	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$1,200,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$5,735,920.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ HK$3,644,796,312.50
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面値	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-45,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$598,500.00
Ordinary	-214,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$2,052,260.00
Ordinary	-221,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$3,085,160.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-480,000-		
	Total Shares Allotted by Class 各類股份分配總額	-480,000-		

Signed 簽名：

(Name 姓名)：(Molly HO Kam Lan) Date 日期： - 8 OCT 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

SEC MAIL PROCESSING RECEIVED NOV 19 2003 WASH, D.C. 155 SECTION

Company Number 公司編號: 255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

02 (DD 日) 10 (MM 月) 2003 (YYYY 年) To 至 31 (DD 日) 10 (MM 月) 2003 (YYYY 年)

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$10,460,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$55,824,550.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,655,256,312.50

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-500,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$6,650,000.00
Ordinary	-557,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$5,341,630.00
Ordinary	-2,767,000-	HK$2.50	HK$16.46	Nil	HK$13.96	HK$38,627,320.00
Ordinary	-360,000-	HK$2.50	HK$16.96	Nil	HK$14.46	HK$5,205,600.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-4,184,000-		
	Total Shares Allotted by Class 各類股份分配總額	-4,184,000-		

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan)

~~Director 董事~~／Secretary 秘書 *

Date 日期 : 10 NOV 2003

**Delete whichever does not apply 請刪去不適用者*